UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 12b-25

SEC File Number: 001-12019 CUSIP Number: 747316107

NOTIFICATION OF LATE FILING

(Check One):	☒	Form 10-K	☐ Form 20-F	☐ Form 11-K	☐ Form 10-Q
	☐	Form 10-D	☐ Form N-SAR	☐ Form N-CSR

For the Period Ended: December 31, 2019

	☐	Transition Report on Form 10-K
	☐	Transition Report on Form 20-F
	☐	Transition Report on Form 11-K
	☐	Transition Report on Form 10-Q
	☐	Transition Report on Form N-SAR

For the Transition Period Ended:

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates: N/A

PART I REGISTRANT INFORMATION

Quaker Chemical Corporation

(Full name of registrant)

N/A

(Former name if applicable)

901 E. Hector Street

(Address of principal executive office (Street and number))

Conshohocken, Pennsylvania 19428

(City, state and zip code)

PART II

RULE 12b-25 (b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.)

	(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

☒	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20 F, Form 11 K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

Quaker Chemical Corporation (the “Company”) is filing this Notification of Late Filing on Form 12b-25 with respect to its Annual Report on Form 10-K for its fiscal year ended December 31, 2019 (the “Annual Report”). The Company has determined that it is unable to file its Annual Report within the prescribed time period without unreasonable effort or expense for the reasons set forth below.

On August 1, 2019, the Company completed a business combination (the “Combination”) with Houghton International, Inc. (“Houghton”). As a result of the Combination, in which the Company acquired a complex global organization, and the significant effort required to account for the Combination, the Company requires additional time to finalize its financial statements, assess its disclosure controls and procedures and evaluate the effectiveness of its internal controls over financial reporting for the year ended December 31, 2019. In addition, on October 1, 2019, the Company acquired the operating divisions of Norman Hay plc (“Norman Hay”), a private U.K. company that provides specialty chemicals, operating equipment, and services to industrial end markets (the “Acquisition”), adding further complexity to finalizing year-end financial statements. As a result, the Company could not have timely filed the Annual Report without unreasonable effort or expense, and the Annual Report will be filed no later than the fifteenth calendar day following March 2, 2020.

PART IV OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification:

Robert T. Traub Senior Vice President,
General Counsel and Corporate Secretary	(610) 832-4271
(Name)	(Telephone number)

(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s). ☒ Yes ☐ No

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? ☒ Yes ☐ No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

As a result of both the Combination and Acquisition, the Company anticipates that the results of operations for the year ended December 31, 2019 will be significantly impacted compared to the results of operations for the year ended December 31, 2018. The Annual Report will reflect the operations of Houghton for the last five months of 2019 and the operations of Norman Hay for the last three months of 2019. The Company estimates net sales of $1,133.5 million in 2019, an increase of 31% compared to $867.5 million in 2018, which is primarily due to the inclusion of net sales of $319.4 million from Houghton and Norman Hay. Excluding Houghton and Norman Hay net sales, the Company’s 2019 net sales would have declined 6% compared to the prior year. Further, the Company estimates net income and earnings per diluted share for 2019 to be $31.6 million and $2.08, respectively, a decline compared to $59.5 million in net income and $4.45 per diluted share in 2018, which was primarily driven by the significant one-time impacts of the Combination. These figures are preliminary, unaudited and subject to change pending the filing of the Company’s Annual Report, and are prepared in accordance with the United States of America generally accepted accounting principles.

Forward-Looking Statements

This Notification of Late Filing on Form 12b-25 contains “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. These statements can be identified by the fact that they do not relate strictly to historical or current facts. We have based these forward-looking statements on our current expectations about future events. These forward-looking statements include statements with respect to our beliefs, plans, objectives, goals, expectations, anticipations, intentions, financial condition, results of operations, future performance, and business, including but not limited to our current and future results and plans and statements that include the words “may,” “could,” “should,” “would,” “believe,” “expect,” “anticipate,” “estimate,” “intend,” “plan” or similar expressions. All forward-looking statements included in this filing, including expectations about the timing of the completion of the Company’s financial statements and audit for the fiscal year ended December 31, 2019, and the timing, form and content of the Company’s Annual Report are based upon information available to the Company as of the date of this filing, which may change. Therefore, we caution you not to place undue reliance on our forward-looking statements. We do not intend to, and we disclaim any duty or obligation to, update or revise any forward-looking statements to reflect new information or future events or for any other reason. This discussion is provided as permitted by the Private Securities Litigation Reform Act of 1995.

Quaker Chemical Corporation

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date: March 2, 2020	By:	/s/ Shane W. Hostetter
	Name:	Shane W. Hostetter
	Title:	Vice President, Finance and Chief Accounting Officer